Given Imaging
First Quarter 2008
Financial Results Conference Call

May 14, 2008
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging first quarter 2008 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Mr. David Carey of Lazar Partners. Please go ahead sir.

David Carey: Good morning and thank you for joining us. With us today from Given Imaging are Mr. Homi Shamir, president and CEO and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed March 31, 2008. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s first quarter earnings release, which is posted on the website.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you David.

Good morning everyone and thanks for joining us today.

We are pleased that revenue grew by a solid 18% this quarter to $27.1 million. I am also pleased to report that as a result of careful expense control, we achieved non-GAAP net income just above break even.

Our strategy of globally diversifying revenues continues to gain traction. In the first quarter, revenues from the EMEA region represented 30% of total revenues as compared to 26% during the same quarter in 2007 and APAC represented 12% compared to 8% in the same quarter in 2007.

In the Americas region, revenue in the first quarter was $15.8 million representing 58% of total revenue. As was the case in the fourth quarter, we focused our sales activities on strengthening our competitive position. Key to these efforts were expanding our workstation footprint and upgrading existing customers with RAPID 5 software. We made considerable progress toward achieving these goals. We sold 67 workstations to new customers in the Americas region this quarter bringing our total installed base to over 2,700, up 16% from 2,350 at the end of the first quarter last year.

The EMEA region had another solid quarter of sales. Revenues increased by a strong 39% in the first quarter while PillCam SB sales increased by 13% compared to last year. We sold 36 workstations in the first quarter bringing the total number of workstations in the region to over 1,065. PillCam COLON sales in EMEA are proceeding according to plan, but revenue generated from this product is not yet a meaningful amount.

In the APAC region, revenues grew 75% to $3.1 million from $1.8 million in the same period in 2007. This increase reflects continued progress placing workstations and selling PillCam in Japan as well as solid sales growth in Australia and the Far East.

Looking ahead, we are confident that we will achieve revenue growth of between 15 and 20% this year or fiscal ’08 revenue of between $130 and $136 million, and I’d like to briefly review some of the drivers that we believe will allow us to attain this target.

In the Americas region, we’re focused on expanding sales of PillCam SB for established indications such as obscure GI bleeding, suspected Crohn’s disease and iron deficiency anemia. In addition, we’re developing the market for celiac disease. Researchers at the Mayo Clinic recently published a study in the peer-review journal Clinical GI and Hepatology concluding that capsule endoscopy is a more effective tool for diagnosing celiac disease and detecting damage throughout the small bowel than upper endoscopy. This study reinforces our belief that PillCam SB is ideal for not only evaluating the presence of celiac disease, but also for monitoring mucosal damage.

We began initial sales of PillCam ESO 2 in March and the feedback from customers has been positive.  We continue to focus on its use on patients with liver cirrhosis for screening and surveillance of esophageal varices.

With regard to PillCam COLON, we continue to evaluate the best course of action for submitting data to the FDA, and we expect to conclude this process in the near future.

In EMEA, we expect that we will receive a monetary code for PillCam SB in France in the very near future. An official code will make this product available to all 60 million citizens. Once the ruling goes into effect, our focus will be on expanding the installed based throughout the country.

We are also advancing the reimbursement process in other major European countries.

In the APAC region, the second quarter is the beginning of Japan’s fiscal year and we are working hard to ensure that PillCam is included in hospital budgets for the year. We anticipate a very strong year in this region as we continue reaching out to physicians in Japan to expand our foot print.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our first quarter results.

Yuval Yanai: Thanks Homi.

We sold 46,100 PillCam capsules this quarter, a 10% increase over the first quarter of last year. Approximately 65% or 29,900 capsules were sold in the Americas, 10,800 or 23% were sold in the EMEA region and 5,400 or 12% were sold in APAC.

Worldwide reorders of PillCam SB increased by 15% this quarter to 44,600 capsules from 38,700 in the first quarter of 2007. PillCam reorders in the Americas increased 6.5%, EMEA increased 15% while Asia/Pacific increased 157% as a result of sales in Japan. As of March 31st, we have cumulatively sold over 700,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales in the US and worldwide accounted for 85% of total revenues, workstations and data recorders accounted for 11% of total revenues and service income accounted for 4%.

Worldwide, we sold approximately 156 systems to new customers in the quarter, compared to 148 systems in the first quarter of 2007. 67 workstations, or 43% of total workstations sold this quarter, were sold in the Americas, 36 or 23% were sold in the EMEA region and 53 or 34% were sold in Asia/Pacific. This brings our cumulative system deliveries, worldwide, to 4,407 of which approximately 2,706 systems are installed in the U.S.

Gross margin in the first quarter of 2008, was 71.1%. There were several factors that impacted gross margin in this quarter, and we believe that gross margin will improve in the next quarters and will be in the range of 72 to 74% for the 2008 fiscal year.

On a GAAP basis, the Company reported net income of $1.1 million or $0.03 cents per share on a fully diluted basis in the first quarter of 2008, compared to net income of just above break even in the first quarter of 2007. Net income for the first quarter included income of $5.4 million, which resulted from the termination of the InScope agreement and was recorded as a credit to operating expenses. In this quarter we also recorded $2.9 million of litigation expenses, and $1.5 million of compensation expenses in accordance with FAS123R. A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

In this quarter we continued to generate cash from operating activities. Consolidated cash, cash equivalents and marketable securities as of March 31st totaled $109.2 million.

Although the crisis and the turmoil in the financial markets did not have any effect on our financial statements, we decided to change our accounting treatment for our marketable securities from “held to maturity” into the “available for sale” category. We will maintain our investment policy and hold securities until maturity, but we believe that we should have the flexibility to sell securities when required for good business reasons.

Before turning the call for questions, I would like to spend a few minutes to discuss the potential effect of the weak U.S. dollar on our financial performance,

We generate a significant portion of our revenues in Euros and Japanese Yen, and therefore the weakness of the US dollar has a positive effect on revenues generated in these two currencies. However, all of our production, R&D and certain corporate functions are in Israel, and the strength of the local currency has an adverse effect on these expenses when translating into US dollars. In addition, our sales and marketing expenses in the EMEA and APAC regions are also adversely affected by the weak dollar. We are very active in the currency hedging activity, and the results are reflected in translation gains, resulting in high net finance income. We continue to take measures in order to minimize the adverse effect of the current exchange rates on these activities, but operating expenses will continue to be affected unless there is a change in financial market trends.

Following the announcement of the patent litigation settlement with Olympus Corporation, we are providing 2008 EPS guidance which reflects the expected decrease in litigation expenses compared to our prior guidance. During the first quarter of 2008 we spent approximately $2.9 million, or 9 cents per share on litigation, and we expect to spend an additional $500,000 - $800,000, or 1.5 cents to 3 cents per share until the final agreement is signed and the court dismisses the case, which we expect to occur in the near future. Therefore, we now expect full year 2008 GAAP, fully-diluted earnings per share to be in the range of $0.26 to $0.34. GAAP EPS includes $0.23 in compensation expenses, $0.12 of IP litigation expenses and a $0.17 gain from the termination of the InScope agreement, which we recorded in the first quarter of 2008. Non-GAAP, fully-diluted earnings per share remains unchanged in the range of $0.44 to $0.52.

Moderator, you may open the call for questions now.

Operator: The question-and-session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal us, and we’ll take as many questions as time permits. Once again, please press star one on your touch-tone telephone to ask a question. We’ll pause for a moment to assemble our queue.

We’ll go first to Amit Hazan with Oppenheimer.

Amit Hazan: Hi. Good morning, guys.

Male: Good morning, Amit.

Amit Hazan: I wanted to start to just focus on the U.S. which I’m guessing most investors will care most about. We saw that the capsule sales were down year-over-year, which, in my recollection, it’s really the first time that I can think of that that’s happened, and I’m wondering if you can give us color on exactly what happened there, and I know what’s on people’s mind is what impact, if any, Olympus had, if you can comment on that, number one.

And also, what your thoughts were in terms of, you know, as we were ending last year, in terms of where we were in the inventory channel and if there was something, you know, in terms of incentives that you had performed last year that may have had inventory higher this quarter that may have caused the weakness.

Yuval Yanai: Good morning, Amit. This is Yuval speaking.

First of all, technically you’re right. Capsule number was down, but it was down by 300 compared to out of 33,000), so I would say that the numbers is flat although not encouraging so his is true.

However, I think that when we provided guidance for 2008, we knew that the first quarter’s going to be soft in the Americas, and in spite of that, we still reaffirming our top line guidance for 2008, which basically consists of two-digit growth in the U.S.

Therefore, we knew that Q1 is going to be soft in the U.S. and strong in the EMEA region. This is an oddity that we are already aware of, but as I said before we are still maintaining our revenue guidance which are based on a relatively nice growth in the U.S.

Now, I have to say that since Olympus introduced or launched their product, they did not interfere significantly in our business, and I can’t put the blame on Olympus for achieving or not achieving anything, and by the way, the same is in Europe, we’ve been competing with them for the last two years in each and every quarter is the strongest quarter for us, so Olympus is not the reason for any development positive or negative to the company except the $2.3 million dollars we are going to get from them when the settlement ((inaudible))document is signed.

Now with regard to the reason for the relatively low level of activity in the U.S., there’s some reason for them. Inventory channel could be the case. We know that budgeted organization acquired significant amount of capsules before the end of the year, and that, of course, is a kind of inventory accumulation over there. And more than that while each and every quarter of last year we had quite a significant number of promotional activities. We hardly had any in the U.S. this quarter because our target was, as you mentioned, to try to empty the shelf of the channels so I think we’ll be back to normal.

Summarizing the issue of the U.S., yes, we had a soft quarter, but we’re quite confident that the next three quarters are going to be much better because if not, obviously we’ll not be able to deliver our numbers.

Amit Hazan: OK. That’s great. And thank you for that clarity. And then the next question is outside the U.S. On the one hand in the APAC region, the work station number fell a lot short of what I thought it might be. I’m just wondering if you can give us some color on whether that’s just related to what’s going on in Japan and them starting the fiscal year here in April, and what you might expect there because it didn’t seem that strong.

And then if you can maybe give us some color on Japan as it relates to what you’ve seen more recently, and if you have seen a pickup since the start of their - the new fiscal year there.

Homi Shamir: Yes Amit, it’s Homi, yes, if you recall also in our fourth quarter conference call we mentioned specifically that we are anticipating Japan, that the first quarter will be relative weak because of the financial year that started in Japan in the first of February. That’s where they have budget and they - as we all know, they did not really set up a budget for last year and most of the people who purchased had some budget purchased during Q4 since we got the approval then.

So we anticipated this. As a matter of fact, I can say that this quarter, Q1, the Japanese actually over achieved what we anticipated in our internally, so it was a good quarter in Japan.

Obviously we’ll start seeing the pick up in work station and PillCam sales during Q2, Q3, Q4, and we feel confident. We feel confident. We keep saying that Japan contribute to us a couple of million dollar last year and we anticipate them to grow into the double digit millions during this year, so we are on track there.

Yuval Yanai: Amit, with regard to the number of work stations, I think that we installed quite a nice number of workstations over there, you look at the number, the number was only slightly lower compared to the number of work stations we sold in the U.S. and over the number of systems we sold in EMEA, and this is in the quarter where we expected to be soft in Japan because of the reason Homi mentioned before.

Amit Hazan: OK and then the last one for me just on the last region, the EMEA region. It looks quite strong, so that’s good. So I’m wondering what countries may have driven that, and I’m just looking at my model for capsules growth, and I’m getting to about 11 percent capsule growth in EMEA, and your growth was much better than that overall for revenue, so I’m wondering if you can give us a little bit more clarity on what’s been driving that from a product perspective, and also geographically, which countries.

Yuval Yanai: Amit, I think that seasonality, is a kind of a ((inaudible)) for people doing a model, as I said before, Q1 is usually a very strong quarter in EMEA. Therefore, I don’t think you should make any change. The guidance we’ve provided took into account, as I said before, strong quarter in EMEA, soft quarter in the U.S., and things will change.

For an example, I can tell you now that third quarter is going to be flat in EMEA compared to the quarter before because Europeans go on vacation, six weeks vacation and they don’t go to their doctors in that time.

So seasonality shouldn’t affect your model and I think, on average model that have been prepared based on the guidance we provided should not be changed because we are not changing our guidance for the year.

Homi Shamir: And also, let’s add to your first part of the question, we’ve seen the growth across Europe. OK? So not in particular. It’s across Europe and even countries that we anticipating to start getting the investment back in France, but the growth was all over, it was in Germany, France, U.K., so it was a good quarter.

And let me emphasize again what Yuval said, if you really go back through the last two, two-and-a-half years, say two-and-a-half years when we start having competition there, Europe keep growing for us fairly nicely during those years.

Amit Hazan: Thanks, guys. And I just have to ask a follow-up that - on that, though. You know, to get to your 8.2 million, I guess that what I was trying to ask is as I work my model in terms of capsule sales versus work station, I have a hard time getting to the 8.2 million because you give us the capsules and we kind of know what the ASPs are there. Maybe you had a large increase in ASPs, but the capsules themselves year-over-year grew about 11 percent, but you grew much faster than that from a revenue perspective.

My question is, how do we get to the 8.2 million? Did you have higher ASPs and work stations or capsules to get there? I’m just having a little bit of a difficulty getting to that number.

Yuval Yanai: I think that’s quite a decent question although I hardly remember what you asked at the beginning.

First of all, part of the increase is attributable to the exchange rate which comes from the weakness of the U.S. dollar and this is something that all of us cannot predict what’s going to be the situation going forward.

Other than that, I would say that the average selling price in Europe is higher compared to our original projection, and that’s all, I cannot think of any other explanation right now.

Amit Hazan: OK. Thanks very much, guys.

Operator: We’ll take our next question from Anthony Petrone with Maxim.

Anthony Petrone: Guys, just a couple of follow-ups on the APAC region as it relates to the capsules. It seems like you had good follow through from last quarter. In other words, you placed 114 systems and you had some good capsule sales there.

So I’m wondering, I remember you mentioning last quarter that utilization rates in that region were maybe to 20 percent higher than rest of the world. So if - can you give us an indication as to what utilization rates in that region were in the quarter?

Yuval Yanai: Hi, Anthony. This is Yuval.

Anthony Petrone: Thank you.

Yuval Yanai: I think that yes, we said at least during the first few months we can see higher (rates of utilization), however, the same token we say that we do not - we don’t know whether it’s typical or not because the initial sales were to really luminary sites in Japan and we just don’t know whether this pattern of purchasing is something that can be applied on all Japanese hospitals

That’s therefore, on the small numbers, the number of work stations, that is the situation, but I can’t be confident that I can take this number and extrapolate on a large scale installed base ,but at least while we sit now and talk, our utilization rate in Japan is higher compared to other areas that we are aware of.

Anthony Petrone: I guess in the way of promotional activities as well, is there any activities in the region to drive work stations similar to what you do from time to time here in the U.S.?

Yuval Yanai: No, and I think that our strategy in New York, a strategy that fits best in the mature market, bear in mind that we have more than 30 percent penetration rate in the U.S. and that penetration rate in Japan is zero, and from reasons that I don’t know about, I don’t care, Japanese are willing to pay higher price for hardware compared to the Americans, and therefore there is no reason why not taking advantage of the situation as long as it exists and as long as Olympus is not around yet.

Anthony Petrone: OK. So can you give us, I guess, the overall package price? Can you just give us a review of that of Japan? I’m assuming it would be something 30,000, which would be a system data recorder and a 10 pack, is that right?

Yuval Yanai: I can - I don’t think I’m allowed to indicate prices because that is something between our distributor and the end user. So I would better keep silent on this issue.

Anthony Petrone: Sure. And I guess moving on to the U.S. here, have you seen, I guess, a change in - it seems that there has been a change in purchasing patterns, but, I mean, has this sales cycle to new practices kind of lengthened a bit and does that have anything to do with credit issues here in the U.S.?

Homi Shamir: No, I can’t say. I have not seen any kind of slow down because of the economy. Obviously people maybe are more concerned, but we have not seen any indication that the slow down is affecting our business.

Anthony Petrone: OK. And, Homi, you mentioned France briefly. Just an update on the - you seem to have classified that now as a near term event.

Homi Shamir: Yes.

Anthony Petrone: So I’m assuming, I mean, what could be the time table on that?

Homi Shamir: Any day.

Anthony Petrone: Any day?

Homi Shamir: I mean, we said that we know that these in the process of being published. I don’t control when they will publish, but we know it should happen either in the next couple of days or up to two months or this time in France, but it should happen. OK? And we just need to sit down and wait for that.

On the same time, we are ready to move.

Anthony Petrone: Yes.

Homi Shamir: We have already beefed up our sales force. We are doing a lot of direct mail activities. We are doing other types of promotion and so as soon as we know that we - it’s been published, the next day we are ready to go, and I’m very pleased from what I’ve seen, the readiness and awareness of our sales force and I think it’s a matter of opening the gate.

Anthony Petrone: And I guess to move on to Germany, is that still, I guess, the time table on that would still be 12 to 18 months?

Homi Shamir: Yes. That’s what we said. We are seeing good progress there, and we are happy about the progress in Germany and also the results in other European countries which I don’t want to elaborate on now, but there are other European countries that are moving in the right direction. And really, I can see that somewhere next year - we'll see a majority of the European countries will be under full endorsement. We need to remember that in Germany, we have only 10 percent of the population our way. Obviously, it's a similar thing in France. In Italy, it's also the same.

So I see really a major move during this year and next year that suddenly you have in those three major countries and probably other mid-size countries all having a full reimbursement in the government reimbursement available to the patient.

Anthony Petrone: So you have almost 1,100 systems installed in the EMEA region. How many, in particular, in France at this point?

Homi Shamir: Well, we never provide specific numbers, but we have a couple hundred in France.

Yuval Yanai: This is information which we hate to think that will come in the hands of our competition. Therefore, this is not provided.

Anthony Petrone: Absolutely. No, no problem. And then, I guess my final question would just be on the COLON 2 development and some of the clinical trials last quarter that you mentioned. You mentioned that you may be accelerating those endeavors. I'm just want to get an update on where you guys are at on that and thank you for taking my questions.

Homi Shamir: Yes. I mean at firs), as I said earlier, we are still looking what the best solution to us to move either COLON 1 or COLON 2. We hope to reach a conclusion and we are speaking with that FDA what is the best way to do it. At the same times, we continue to work on the COLON2. We will update all you in the near future when we have a more substantial date for our program. We are continue to work here in Israel, where we are now. Most of our R&D results are in today. And as I keep saying, we will keep you updated.

Anthony Petrone: Thank you.

Homi Shamir: Thank you, Anthony.

Operator: Once again if you would like to ask a question, you may do so by pressing star one on your telephone. We'll go next to Ed Shenkan with Needham & Company.

Ed Shenkan: Thanks, Homi. I had a question - a follow up on France. You guys are extremely optimistic. What type of quantity, as far revenues, should we expect from France if we do get reimbursement here near term?

Homi Shamir: Ed, can you repeat the last part of your question? We could not hear it clearly.

Ed Shenkan: Yes. If France reimburses, how much revenues would that equate to for Given Imaging in calendar year 2008?

Yuval Yanai: Hi, Ed, this is Yuval. I apologize we will not go into the details, but we intend to double our revenue from France even if we get the reimbursement effective only for the second half of the year. We - so a few million, we're going to double it, but the year that will be highly affected - positively affected is going to be 2009. But - and the France reimbursement is already included in the guidance we've provided.

Ed Shenkan: So it's been a couple million previously and you expect it could double this year?

Yuval Yanai: More or less.

Ed Shenkan: OK. And for new hires, as far as sales force, could you remind us of future plans? And then, as far as the spend on sales and marketing, you spent about $15 million in this present quarter, would you expect it to go up sequentially in the second quarter and throughout the year?

Yuval Yanai: No.

Homi Shamir: No.

Yuval Yanai: The first quarter is loaded with quite expensive events. We had the ICCE which usually is taking place in the US, but this time was decided to due to the 60th anniversary of Israel and the 10th anniversary of Given, we do it in Israel and it was relatively more expensive. Also, in the first quarter, for the first time, we had our global sales and marketing kickoff where we brought all of our sales and marketing people from all over the world to Atlanta, which was quite an expensive, but hopefully beneficial event. So this one is loaded. We are, in the second quarter, for example, we have DDW, which is going to take place next week, and ICCE Europe, which is in Berlin during the month of June.

So basically, only the third quarter is typically it's loaded with sales and marketing expenses, but you can expect that the same level of Q1 expenses will go on during the second quarter.

Ed Shenkan: So roughly, a flat sales and marketing in the second quarter from the first?

Yuval Yanai: Yes.

Ed Shenkan: OK and as far as pricing...

Yuval Yanai:... And is depends. Sales and marketing can be from time to time a variable expense. Some times we like to make a promotion or something else, but basically, it shouldn't be far from the number in Q1.

Ed Shenkan: OK. Were there any pricing changes for capsules or the other products in the quarter?

Homi Shamir: Ed, again, we lost the question. Can you repeat it?

Ed Shenkan: Oh, did you change price on any of your products during the first quarter?

Yuval Yanai: No.

Homi Shamir: No. But we might consider raising the price in the USA for capsules.

Ed Shenkan: Tell us more about when you would raise it and by how much and ...

Homi Shamir: We are considering it. We have not increased the prices for the last seven years. I think now when we are going to DDW we are launching actually not only the SB2, we are launching also a very sophisticated software that, called Rapid 5. There is value there, but beyond that, for seven years and I don't think any other medical device or pharma company has not raised prices. And medical device index went up dramatically during those years and we feel that's the right step to do it. And we will announce it very shortly.

Yuval Yanai: We will let you know one day after we let our customers know.

Ed Shenkan: OK. Good. And as far as the cash on hand, could you tell us what it's currently invested in? You mentioned you switched from how you account for your cash.

Yuval Yanai: Yes. A significant portion is invested in corporate debentures, highly rated, AAA and US agencies. This is the reason why we were not affected at all from the turmoil in the financial market. The only reason I mention that we are changing our accounting treatment is because only a month ago in our 20-F, we described in detail, that we are holding our securities until maturity, but we think it's incorrect and because from time to time, there is a need to sell some papers and we don't think that accounting reasons should drive business decisions. So that's all, only and it's not going to have any effect on our income statement, it's only specification between balance sheet items.

Ed Shenkan: Has the market value of any of those securities changed significantly recently?

Yuval Yanai: No. I can tell you that once we decided to make the change recorded an income, the value went up, of course, not in the P&L, as you can see if you look at our balance sheet. There is a new item in the equity of the company, which is the profit - the unrecorded gain from the change of the system.

Ed Shenkan: And ...

Yuval Yanai: This has nothing to do with our willing to record gain or loss. If you - if we hold - if we do not - if we don't change it and we sell a security, the agency may come to us and be challenged of our original intention to keep to maturity and they may ask the company to restate it's financial statement. So we want to have the flexibility to buy or sell securities when we have good reasons to do that.

Ed Shenkan: And Japan is a March fiscal year, I believe. How would you expect ...

Yuval Yanai: April

Ed Shenkan: So it's April ending. So how would you expect the workstation's orders to flow throughout the next 12 months in Japan?

Homi Shamir: Well, I think you will start seeing a ramp up or start flowing more rapidly during second part of May, June, July, because then they start rolling the budget and then, again, toward the end I would say the October, November, December. That's what we have seen or been told by our distributors. OK? And that's probably the direction we'll be going.

Ed Shenkan: So you wouldn't expect the March quarter of next year to be the strongest quarter in Japan?

Homi Shamir: No. It's only they will utilize the budget.

Ed Shenkan: Throughout the year. Good. And for DDW, can you tell us about any exciting things to expect?

Yuval Yanai: We invite you to take a plane from San Francisco and come visit us.

Ed Shenkan: I will be there. Looking forward to it. Just thought some investors might want to hear - those that wouldn't be able to make the trip.

Homi Shamir: We have a lot of abstracts. We have like 70 abstracts. There's going to be also a major, major presentation by one of the major European physician on the multi-center trial of COLON. It is going to take center stage for that and it's created a lot of interest because it's really the first time somebody showing such a major trial in COLON in the USA.

Ed Shenkan: Look forward to seeing you next week.

Homi Shamir: Thanks, Ed. Appreciate it

Yuval Yanai: Thank you, Ed.

Operator: We'll take our next question from Dave Turkaly with SIG.

Dave Turkaly: Thanks and just to dig into the US a little bit further. Obviously, last year, it looks like your second quarter was a lot stronger than the first and what? We're about half way through this second quarter. I was wondering if there was any color or comment you might be able to give. I know you reiterated your guidance, which is good. But just in terms of what's going on in that region currently in the current quarter and why you're so confident that you reiterated your guidance given how the first quarter came in. Thanks.

Homi Shamir: Yes, I will start first, Dave, and I'll pass it to Yuval. Because we know this will be a major contribution from Japan. OK? Because we said that Japan will be contributing because of the budget. Secondly, we know that America will be moving into the double digit growth in capsules. So obviously, that's also a contribution. And traditionally, second quarter is a good quarter for us and we consider traction into that. Yuval?

Yuval Yanai: When - once again, when we provided guidance for the year, we assumed a very soft quarter in America in Q1 and much stronger in the second quarter. And the fact that we decided to reiterate our guidance means that we have relative or more than that level of confidence that we can deliver it and we cannot deliver our guidance if we do not grow on average in two digit percentage in the US. And understanding where the market is, it looks like everything is on plan. But still to talk about the second quarter, we are half way into the quarter and we all know that we generated significant - not significant, but a relatively large portion of our revenue in the last month of the quarter, but we have no reason at this point in time to assume that we are not making our numbers.

Dave Turkaly: I got it. So without actually putting words in your mouth, it sounds like you're probably at least seeing something currently, given where we stand, that gives you confidence that the US will rebound.

Yuval Yanai: Let me correct that. We have our hand. I can tell you each and every minute what the cumulative revenues for the quarter and of everything and therefore, I have enough data to make estimates or projections. I don't know what they're going to be the last day of the - of next month, but I know for sure what's the situation today. And so, I can extrapolate, make assumptions, talk to our field people, get their response and if they tell me that they're going to meet their target and they tell me six weeks in the quarter, I should probably believe them.

Dave Turkaly: No. That's helpful. And then finally, do you ever - I don't believe you've done this, but in terms of total workstations, do you ever talk to investors or people about kind of goals, targets for regions on an annual basis whether it be US based or worldwide?

Yuval Yanai: No. I don't think that - we don't have a target for that. We want to increase the number of workstations as much as we can. And we do it by different ways, as you heard before, in the US, for an example, we attempt to provide many workstations at a significant discount or sometimes free of charge in exchange of customer commitment to buy capsules. In Japan, we are not discounting the workstations.

And in France, I can tell you this one. In the reimbursement in France, as far as I can talk today we don’t have it, we're going to charge full price for the workstations even though there is no question if we reduced the price by 50 percent, I may be able to install more. But we look at top line and bottom line and it's the kind of an equation which we have to manage on a daily basis.

Dave Turkaly: All right, guys. So it would probably be safe to assume that your overall goal would be that you'd increase that number on an annual basis versus what you did last year, but the mix might shift a little into being particularly strong in Asia versus, let's say the US?

Homi Shamir: Correct. And you might see it even in Europe. You might see some in France and stronger than any other places.

Yuval Yanai: Strategy changes depending on the location. Yes, we want to grow on - in capsule sales, but if the install base is not big enough, then we have to invest in increasing the installed base. In the US for example, we have quite a lot, we have over 30 percent penetration rate and it's obviously it's much more difficult to significantly increase the installed base. I think that this is why we have regional managers, we have targets and we have to find the best way how to get to the target while achieving, at the same time, top and bottom line.

Dave Turkaly: I think somebody asked something about the sales force in the past. I don't know if you explicitly updated if there were any hires in the quarter and in the last one I'd leave you with is, you mentioned celiac disease in the release as an area for new indication in the US. Any color you can give us there in terms of when you think that may start to gain traction? Thanks.

Homi Shamir: I could not understand the question about ...

Yuval Yanai: Yes. We had - yes, we did. We had some recruitment mainly in EMEA, particularly in France because we have to prepare our infrastructure, assuming that we will get the reimbursement very soon, we don’t want to miss even one day. So we are going to be ready when it's there. Now in terms of indications, we don't have any news right now. We would like to expand indication, in particularly to improve the wording of the existing policies and to add additional ICD9 items to the existing policies. This is being done and this is basically part of our strategy, how to improve the utilization of our systems.

Dave Turkaly: All right. Thanks.

Yuval Yanai: Thank you, David.

Operator: There's no further questions at this time. I'd like to turn the call back over to Mr. Shamir for any additional or closing remarks.

Homi Shamir: Thanks for joining us today. Next Monday, May 19th, Yuval will be presenting at the JMP Securities research conference in San Francisco. We invite all of you to listen to the Webcast of his presentation which is scheduled for 9:30 a.m. Pacific Time - 12:30 p.m. Eastern Time and again, looking forward also to see you in DDW in San Diego starting this Sunday until next Wednesday. Thank you very much.

Operator: That does conclude today's presentation. We thank you for your participation and you may now disconnect.

END